Centerline Holding Company
625 Madison Avenue
New York, New York 10022

November 23, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Centerline Holding Company
Forms 10-K and 10-K/A1for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
SEC Letter to Centerline dated November 10, 2009

Ladies and Gentlemen:

In connection with responding to a comment from the Staff of the Division of Corporation Finance regarding the above-referenced filing, Centerline Holding Company hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6859.

Sincerely,

/s/ Robert L. Levy

Robert L. Levy
Chief Financial Officer

cc:  Mark Schonberger, Esq.